Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

August 25, 2008

.	Barclays Global Investors 400 Howard Street San Francisco, CA 94105 www.iPathETN.com

ACCESS 21 COMMODITY ETNs IN THE EXPANDED iPATH COMMODITIES SUITE.

Dear Financial Professional,

Financial professionals like you have been asking for convenient access to commodities.

And now we have 21 commodity iPath® ETNs for you to choose from.

iPath® Exchange Traded Notes from Barclays provide you greater access and more diversified exposure to commodities than ever before. iPath Commodity ETNs can provide:

•	Broad “one-stop” exposure with products like iPath® Dow Jones-AIG Commodity Index Total ReturnSM ETN (DJP)

•	Sector-specific exposure with products like iPath® Dow Jones-AIG Livestock Total Return Sub-IndexSM ETN (COW)

•	Single commodity exposure with products like iPath® Dow Jones-AIG Platinum Total Return Sub-IndexSM ETN (PGM)

For a full list of our commodity products and all iPath ETN offerings, consult the enclosed iPath Product Information Sheet.

To learn more about iPath Commodities ETNs, request your iPath Commodities ETN Kit, including the Basics of Commodities Brochure, iPath ETN FAQs, and the Commodities Periodic Table of Investment Returns.

You can also visit us at www.iPathETN.com/commodities or call 1-877-76-iPATH. We will be happy to assist you.

Sincerely,

Joe M. Linhares

Director of Sales

Barclays Global Investor Services

P.S. Find out how you can get greater access to commodities with the iPath Commodities ETN Kit. Complete and mail the enclosed card now.

An investment in ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

In addition to factors affecting commodities generally, index components composed of futures contracts on industrial metals or energy-related commodities may be subject to additional factors specific to industrial metals or energy-related commodities that might cause price volatility. These may include changes in the level of industrial or commercial activity using industrial metals or with high levels of energy demand; the availability and price of substitutes such as man-made or synthetic substitutes or alternative sources of energy; disruptions in the supply chain; adjustments to inventory; variations in production costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally. Index components composed of futures contracts on agricultural products may be subject to additional factors specific to agricultural products that might cause price volatility. These may include weather conditions, including floods, drought and freezing conditions; changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries. Index components composed of futures contracts on precious metals may be subject to additional factors specific to precious metals that might cause price volatility. These may include disruptions in the supply chain, variations in production costs, costs associated with regulatory compliance, including environmental regulations, changes in industrial, government and consumer demand, and in the case of gold and silver, precious metal leasing rates, currency exchange rates, the level of economic growth and inflation and the degree to which consumers, governments, corporate and financial institutions hold physical gold or silver as a safe haven asset (hoarding) which may be caused by a banking crisis/recovery, a rapid change in the value of other assets (both financial and physical) or changes in the level of geopolitical tension.

“Dow Jones®”, “AIG®”, “Dow Jones-AIG Commodity IndexSM”, “DJ-AIGCISM”, “Dow Jones-AIG Commodity Index Total ReturnSM”, “Dow Jones-AIG Livestock Total Return Sub-IndexSM”, and “Dow Jones-AIG Platinum Total Return Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones-AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

©2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 6926-iP-0708

FOR FINANCIAL PROFESSIONAL USE ONLY–NOT FOR PUBLIC DISTRIBUTION

    •  Not FDIC Insured   •  No Bank Guarantee  •   May Lose Value